Filed by Project Energy Reimagined Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Heramba Electric plc

Commission File No. 333-275903

Date: May 6, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 333-275903

Heramba Electric plc

Kiepe Platz 1

D- 40599 Düsseldorf

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on October 2, 2023, Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland (“Holdco”), Project Energy Reimagined Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability (“PERAC”), Heramba Merger Corp., an exempted company incorporated in the Cayman Islands with limited liability, Heramba Limited, an Irish private company duly incorporated under the laws of Ireland (“Seller”), and Heramba GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) established under the laws of Germany (“Heramba”), entered into a definitive business combination agreement (the “Business Combination Agreement”), which provides for a proposed business combination through a series of related transactions (collectively, the “Business Combination”).

On April 30, 2024, Heramba Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Heramba (“Holdings”), and Seller entered into loan agreements (the “Loan Agreements”) with certain unaffiliated third parties (the “Investors”) pursuant to which Holdings issued to the Investors unsecured notes (the “Notes”) in an aggregate principal amount of $1.8 million. The Notes mature on the third business day following consummation of the Business Combination; provided, however, that if the Business Combination Agreement is terminated prior to the consummation of the Business Combination, the Notes mature on the thirtieth business day following the date the Business Combination Agreement is terminated; provided further, that in no event shall the maturity date be later than September 1, 2024. The Notes do not bear interest during the term of the Notes. The Notes are subject to customary events of default, the occurrence of which, following written notice to Holdings, triggers the unpaid principal balance of the Notes and all other sums payable with regard to the Notes becoming immediately due and payable. In addition, Seller is obligated and liable for all amounts due under and pursuant to the Notes.

In the event the Business Combination Agreement is terminated prior to consummation of the Business Combination, the Investors collectively shall be issued equity interests in Seller equal to 2.65% of the equity ownership of Seller.

The issuance of the Notes was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The Investors are also party to certain non-redemption agreements with PERAC.

The foregoing descriptions of the Loan Agreement and the Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of Loan Agreement and Notes, copies of which are filed as Exhibits 99.1 and 99.2 to this Report on Form 6-K and incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. In connection with the Business Combination, Heramba and PERAC, through Holdco, filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No. 333-275903) (as amended, the “Registration Statement”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement relating to the Business Combination in connection with PERAC’s solicitation of proxies for the vote by PERAC’s shareholders regarding the Business Combination and related matters, as described in the Registration Statement, and (ii) a preliminary prospectus relating to, among other things, the offer of the securities to be issued by Holdco in connection with the Business Combination. On March 19, 2024, the Registration Statement was declared effective by the SEC, and Holdco and PERAC filed the definitive proxy statement/prospectus with the SEC. On or about March 19, 2024, PERAC commenced the mailing of the definitive proxy statement/prospectus and other relevant documents to its shareholders as of March 1, 2024, the record date established for voting on the Business Combination. On March 28, 2024, the shareholders of PERAC approved the Business Combination and related matters. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELATED DOCUMENTS FILED WITH THE SEC BY PERAC OR HOLDCO WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HERAMBA, PERAC, HOLDCO AND THE BUSINESS COMBINATION, INCLUDING WITH RESPECT TO THE PRO FORMA IMPLIED ENTERPRISE VALUE OF THE COMBINED COMPANY. Investors and security holders may obtain free copies of the Registration Statement, definitive proxy statement/prospectus and any amendments or supplements thereto and other related documents filed with the SEC by PERAC or Holdco (in each case, when available) through the website maintained by the SEC at http://www.sec.gov. These documents (when available) can also be obtained free of charge from PERAC upon written request to PERAC at: Project Energy Reimagined Acquisition Corp., 1280 El Camino Real, Suite 200, Menlo Park, California 94025.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the consummation of the Business Combination and related transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Heramba, PERAC and Holdco management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Heramba, PERAC and Holdco. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the Business Combination or that redemptions by shareholders of PERAC reduce the funds in trust or available to the combined company following the Business Combination, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the Business Combination Agreement; (iii) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (v) the risk that the Business Combination disrupts current plans and operations of Heramba as a result of the announcement and consummation of the Business Combination; (vi) failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the Business Combination; (viii) changes in applicable law or regulations; (ix) the outcome of any legal proceedings that may be instituted against Heramba, PERAC or Holdco; (x) the effects of competition on Heramba’s future business; (xi) the ability of PERAC, Heramba or Holdco to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future; (xii) the enforceability of Heramba’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; and (xiii) those factors discussed under the heading “Risk Factors” in PERAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 17, 2024, and any subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus, and other documents filed, or to be filed, by PERAC and/or Holdco, with the SEC. If any of these risks materialize or the assumptions of Heramba, PERAC and Holdco management prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Heramba, PERAC nor Holdco presently know or that Heramba, PERAC or Holdco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Heramba’s, PERAC’s or Holdco’s expectations, plans or forecasts of future events and views as of the date of this communication. Heramba, PERAC and Holdco anticipate that subsequent events and developments may cause Heramba’s, PERAC’s or Holdco’s assessments to change. However, while Heramba, PERAC and Holdco may elect to update these forward-looking statements at some point in the future, Heramba, PERAC and Holdco specifically disclaim any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or exchange, or the solicitation of an offer to sell, exchange, buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from the Securities Act, and otherwise in accordance with applicable law.

No Assurances

There can be no assurance that the Business Combination will be completed, nor can there be any assurance, if the Business Combination is completed, that the potential benefits of the Business Combination will be realized.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Loan Agreement.
99.2	Form of Note.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERAMBA ELECTRIC PLC

Date: May 6, 2024	By:	/s/ Dr. Hans-Jörg Grundmann
		Name:	Dr. Hans-Jörg Grundmann
		Title:	Director

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